ANNUAL INFORMATION FORM

OF
FRONTEER DEVELOPMENT GROUP INC.

The Science of Discovery

Suite 1650, 1055 West Hastings Street
Vancouver, B.C.
Canada V6E 2E9
1 (604) 632-4677

For the fiscal year ended December 31, 2006

Dated March 19, 2007

PRELIMINARY NOTES

          Throughout this Annual Information Form (“AIF”), Fronteer Development Group Inc. is referred to as the “Fronteer” or the “Corporation”. All information contained herein is as at December 31, 2006, unless otherwise stated.

CURRENCY AND EXCHANGE RATES

          All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This AIF contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation and its projects, the future price of uranium, iron oxide, copper, gold or other metal prices, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of uranium, iron oxide, copper, gold and other metal prices; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and the factors discussed in the section entitled “Risk Factors” in this AIF. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this AIF and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and Inferred Resources

          This AIF uses the terms “Measured,” “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE OF THE CORPORATION

Name and Incorporation

          Fronteer Development Group Inc. (“Fronteer”) was incorporated under the name 1334970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999. On February 2, 1999, the Corporation filed Articles of Amendment to change its name to Fronteer Development Group Inc.

          The registered office of the Corporation is located at 200 King Street West, Suite 2300, Toronto, ON M5H 3W5, and the head office of the Corporation is located at 1650 – 1055 West Hastings Street, Vancouver BC V6E 2E9.

Intercorporate Relationships

          The following sets forth the names of the subsidiaries and investments under significant influence of the Corporation at December 31, 2006, percentage of ownership of each such company by the Corporation (directly or indirectly) and the respective jurisdictions of incorporation of each such company:

GENERAL DEVELOPMENT OF THE BUSINESS

History

          In March 2003, the Corporation entered into a 50-50 joint-venture partnership with Altius Minerals Corporation (“Altius”), a publicly traded corporation listed on the TSX Venture Exchange, to explore for iron oxide-uranium-copper-gold mineralization in central Labrador. A total of 212,197 acres in 33 licenses or groups of mineral claims were acquired by staking within a regional area of interest during 2003, 2004 and 2005, collectively the CMB Uranium Property.

          In February 2004, the Corporation signed a letter of intent with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S., (“TCAM”) to acquire a 100% interest in certain epithermal gold properties located in Western Turkey, known as the Agi Dagi Property, the Kirazli Property and the Biga Properties (three properties). In 2004, the Corporation completed its due diligence on the properties and entered into three separate Memoranda of Understanding outlining the terms under which the Corporation can earn its 100% interest in these properties. To date the Corporation has satisfied all of its obligations under these Memoranda of Understanding and has fully acquired its interest in these properties. A fourth property has been designated within the confines of the Biga property agreement as it was acquired through staking and lies within an Area of Interest in the Biga region the terms of which are governed by the Biga Properties agreement.

          In February 2005, the Corporation completed a private placement financing, pursuant to which it issued 7,270,000 units at a price of $1.75 per unit to raise aggregate gross proceeds of approximately $12,700,000. Each unit consisted of one common share of the Corporation and one-half common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one additional common share at a price of $2.75 until February 17, 2007

          In May 2005, the Corporation completed a private placement financing pursuant to which it issued 1,500,000 “flow-through” Common Shares at a price of $2.75 per share to raise aggregate gross proceeds of $4,125,000.

          In June 2005, the Corporation and Altius agreed to restructure their investment in the uranium assets subject to their joint venture. Each of the Corporation and Altius transferred their respective 50% interest in these assets to a new corporation named Aurora Energy Resources Inc. (“Aurora”). Aurora was initially owned as to 52% by the Corporation and as to 48% by Altius, while Altius retained an interest in the property through a 2% net smelter royalty on precious and base metals and a 2% net sales royalty from uranium produced from properties which were subject to the joint venture. In June and August 2005, the Corporation subscribed for an additional 4,444,440 Class B common shares of Aurora, thereby increasing its ownership percentage to 56.8% .

          Also in June 2005, the Corporation listed its Common Shares on the American Stock Exchange (“AMEX”) under the symbol “FRG”.

          In November 2005, the Corporation’s Mexican subsidiary signed an agreement with Minera Teck Cominco S.A. de C.V. (the Mexican subsidiary of Teck Cominco Limited), to acquire a 100% interest in two gold projects in Jalisco state, Mexico, known as the San Pedro and Clara projects. To earn its interest in these properties, the Corporation is required to incur exploration expenditures totaling U.S. $2,000,000, with a minimum of U.S. $500,000 required to be spent on each property for it to be included in the earn-in.

          In January 2006, the Corporation announced an agreement between the Corporation and Rimfire Minerals Inc. (“Rimfire”) (together the “Buyers”) and Newmont Exploration of Canada Limited and NMVI Mining Inc. whereby the Buyers can acquire a 100% interest in 700 mineral claims and a geological data set in the Yukon, Canada, known as the Wernecke Breccias in consideration of incurring aggregate exploration expenditures thereon in the amount of $2,000,000. To date, these requirements have been fully satisfied and the Corporation presently owns 80% and Rimfire would own 20% of the claims and data as a result (subject to a 2% net smelter royalty and a 7% - 15% net profits royalty, retained by the vendors and previous owners of the property over a specified area of interest).

          On March 22, 2006, the Aurora completed an initial public offering as a result of which the Corporation’s interest in Aurora was reduced to 49.3% . The Corporation began to account for its investment in Aurora using the Equity method.

          In April 2006, the Corporation received notification from TCAM of an early earn-back election to earn-back to a 60% interest in each of the Agi Dagi and Kirazli Properties. TCAM is required to expend approximately US$10 million and US$5 million on each of Agi Dagi and Kirazli respectively, by the end of April 2008, half of which must be spent in the first year, to earn back a 60% interest in each property. Until then, the projects remain owned 100% by the Corporation.

          On June 1, 2006, the Corporation completed a "bought deal" short form prospectus offering (the “Short Form Offering”), pursuant to which the Corporation issued 6,000,000 Common Shares at a price of $6.40 per Common Share to raise aggregate gross proceeds of $38,400,000.

          On October 5, 2006, the Corporation purchased an additional 956,938 common shares of Aurora at a price of $10.45 per share on a private placement basis. This private placement financing occurred concurrently with the closing of a $30 million bought deal financing by Aurora. Upon conclusion of the private placement and bought deal financing, the Corporation’s interest in Aurora was reduced to 47.8% .

          On November 30, 2006, the Corporation received notification from TCAM of an early earn-back election to earn-back to a 60% interest in each of the Halilaga, Pirentepe, Dedi Dagi and TV Tower projects, each of which TCAM and the Corporation recently designated as a separate project within the Biga regional area. TCAM is required to expend 3.5 times the Corporation’s expenditures on each project by November 30, 2009, half of which must be spent by November 30, 2007, to earn its 60% interest. The final expenditure amounts have yet to be determined between the Corporation and TCAM. Until TCAM earns a 60% interest in a project, the project remains 100% owned by the Corporation.

          On December 1, 2006, the Corporation completed the acquisition of 5,310,000 units of Latin American Minerals Inc. (“Latin American”), a public Corporation listed on the TSX Venture Exchange. This strategic investment gives the Corporation exposure to a pipeline of advanced stage projects in the mining friendly jurisdiction of Argentina. Each unit was purchased for $0.25 and is comprised of one common share in the capital of Latin American (a "LA Share") and one half of one common share purchase warrant (each whole such share purchase warrant a "LA Warrant"). Each LA Warrant entitles the Corporation to acquire one additional LA Share at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. If all the outstanding Warrants of Latin American were exercised, Fronteer would own 20% of all of the issued and outstanding LA Shares, calculated as of November 20, 2006. In March 2007, the Company acquired a further 900,000 common shares of Latin American direct from one of the Latin American shareholders at a price of $0.45. The transaction is expected to close on April 4, 2007.

          On March 15, 2007, the Corporation announced it had closed a short-form prospectus offering (the "Offering") selling 4.1 million common shares at a price of $14.75 per share to raising gross proceeds of C$60,475,000. The Company intends to use the net proceeds of the Offering for strategic investments and for future acquisitions.

          In addition, the Company has granted the underwriters an option, exercisable for a period of 30 days following the closing date, to purchase an addition 615,000 common shares on the same terms described above to cover over-allotments and for market stabilization purposes.

DESCRIPTION OF THE BUSINESS

          The Corporation is principally engaged in the acquisition and exploration of mineral properties or interests in corporations controlling mineral properties of interest to the Corporation. The Company began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, concentrating in the Province of Ontario. The Company currently has material exploration properties in Biga region of western Turkey, the Yukon, Canada and in Newfoundland and Labrador, Canada through its 47.03% interest in Aurora. For further details of the Corporations mineral properties please see “Mineral Properties” below.

RISK FACTORS

          An investment in securities of the Corporation involves a significant degree of risk and should be considered speculative due to the nature of the Corporation’s business and the present stage of its development. In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors.

Exploration, Development and Operating Risks

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation’s operations.

          Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Reliability of Resource Estimates

          There is no certainty that any of the Mineral Resources identified on any of the Corporation’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

          Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation’s results of operations and financial condition.

No History of Mineral Production

          The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

          Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. As a result, the interest of the Corporation in Aurora, which is engaged primarily in uranium exploration, may be materially adversely affected.

Insurance and Uninsured Risks

          The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

          Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining Corporation’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

          All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

          Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

Land Title

          Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation’s operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

          It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

Permits

          The Corporation cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Corporation’s costs and delay its activities, and could adversely affect the operations of the Corporation.

Competition

          The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected.

Hedging

          The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

Additional Capital

          The development and exploration of the Corporation’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

Fluctuations in Metal Prices

          There can be no assurance that metal prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

          In addition to adversely affecting any reserve estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

          Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars, Mexican Pesos and Turkish Lira. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation’s profitability, results of operations and financial condition.

Government Regulation

          The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

Dividend Policy

          No dividends on the Common Shares have been paid by the Corporation to date. The Corporation currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

          Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Corporation to raise capital through future sales of Common Shares. The Corporation has previously issued Common

Shares at an effective price per share which is lower than the current market price of the Common Shares. Accordingly, a significant number of shareholders of the Corporation have an investment profit in the Common Shares that they may seek to liquidate.

Key Executives

          The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

          Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Passive Foreign Investment Company (“PFIC”)

The Corporation has not determined whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the current tax year and any prior tax years. The Corporation may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. A U.S. Shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. A U.S. Shareholder should consult their own U.S. tax advisor with respect to an investment in the Corporation’s shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. Shareholder’s own facts and circumstances.

MINERAL PROPERTIES

          The Corporation holds an interest in three (3) mineral properties which are considered to be material within the meaning of applicable securities laws: (i) the Agi Dagi Property; (ii) the Kirazli Property; and (iii) the CMB Uranium Property (in which the Corporation holds an indirect interest through its investment in Aurora).

Agi Dagi Property

          The Agi Dagi Property is located about 50 kilometres southeast of Çanakkale near the town of Çan on the Biga Peninsula of Northwestern Turkey. It is situated on 5 km long, NE trending topographic high and is accessible by a forestry road from the village of Sogultalan nestled at the base of the Agi Dagi project area.

          The property consists of 11,916 hectares of mineral tenure in 11 licenses.

          The Agi Dagi Property is a large high sulfidation, epithermal gold system with a supergene oxidized and gold mineralized cap rock of silica alteration that measures 4 kilometres by 1.5 kilometres in size. Mineralization is hosted in a northeast trending, flat lying sequence of Tertiary volcanic rocks within the Biga Gold Belt. Two main zones of mineralization have been identified on the property at Baba Dagi and Deli Dagi with encouraging results at Ayitepe and Fire Tower, four named target areas on the property.

          During the period 1996 to 1998, Cominco Madencilik Sanayi A.S. drilled 74 shallow vertical holes totaling 8,150 metres on the Agi Dagi Property. A historical oxide mineral resource of 11.3 million tonnes of 1.2 g/t gold in a block approximately 400 by 400 metres in dimensions was identified at Baba Dagi. The geometry of the significant mineralization outlined in the Baba Zone was interpreted as sub horizontal with some gold also occurring at depth within subvertical stock works of quartz, hematite, and other iron oxides. Preliminary metallurgical studies including bottle roll and column tests indicated gold recoveries greater than 93 percent.

          Between June 2004 and December 2005, Fronteer drilled 97 holes totaling 16,520 meters. Most of these holes were focused on expanding the newly discovered Deli Dagi Zone and testing both the Fire Tower and Ayitepe zones. The Deli Dagi Zone is presently interpreted as a shallowly northwest dipping tabular body with a set of steep northeast trending high grade feeder structures. Much of the drilling and geological mapping has concentrated on this anomalous zone.

          In 2006, Fronteer commenced an exploration program on the Agi Dagi Property which was assumed by TCAM in May 2006, upon its earn-back election. During 2006, a further 16,344 metres in 94 holes were drilled on the property along with 53 km of I.P. surveying and selected magnetic surveying. The drilling continued to focus on infill and exploration holes around the current resource areas at Deli Dagi and Baba Dagi as well as, new exploration drilling at the Fire Tower, Ayitepe, Ihlamur Ridge, and Tavsun Tepe targets. Highlights from the 2006 drilling included several impressive intersections in the Deli Dagi resource area such as 2.27 g/t Au/52.5m from A-177, 3.96 g/t Au/111.3m in AD-212, and 1.40 g/t Au/60.2m in AD-230. The Deli Dagi zone still remains open for expansion to the south, southwest and west.

          In addition to ongoing field work, Fronteer commissioned an independent 43-101 compliant resource estimate from Giroux Consultants Ltd. in January 2006. The resource for the Baba Zone includes 6.44 million tonnes averaging 0.858 g/t gold (178,000 ounces of gold) classified as indicated and 18.4 million tonnes averaging 0.78 g/t gold (461, 000 ounces of gold) classified as inferred at a 0.5 g/t gold cutoff. The Deli Zone includes 1.36 million tonnes averaging 0.90 g/t gold and 5.6 g/t silver (39,000 ounces of gold and 246,000 ounces of silver) classified as indicated and an additional 16.41 million tonnes averaging 1.1 g/t gold and 7.8 g/t silver (582,000 ounces of gold and 4,103,000 ounces of silver) classed inferred at a 0.5 g Au/t cut-off. The resources at the Baba and Deli Zones are open for expansion and the potential to find additional resources on the Agi Dagi Gold Property through continued drilling is considered excellent.

          In October 2006, the Corporation commissioned a 43-101 compliant resource estimate for the Agi Dagi property that will take into account drilling results from the 2006 program. This resource estimate is expected to be completed in April or May of 2007 and will be filed on Sedar at www.Sedar.com.

          Further details regarding the Agi Dagi Property are available in the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale, Turkey from April 2004 to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, and prepared by I. Cunningham-Dunlop and G. Giroux, available on SEDAR at www.sedar.com, and which is incorporated herein by reference.

Kirazli Property

          The Kirazli Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey. It is accessible by a 3 kilometre dirt road from the village of Kirazli which is in turn located 40 km south of the regional capital of Çanakkale.

          The property consists of 1,540 hectares of mineral tenure in 2 contiguous licenses covering a prominent northwest trending ridge with 500 metres of relief.

          Geologically, Kirazli lies within the Eocene to Pliocene-age, calc-alkaline to alkaline Çanakkale volcanic field on the eastern margin of the postulated Kirazli caldera. The property is underlain by a sequence of andesitic to dacitic porphyritic coherent and clastic volcanic rocks whose primary textures are largely obscured by a blanket of intense silica and clay alteration. Gold mineralization on the property reflects a high-sulphidation epithermal system. Early-phase alteration resulted in an upper layer of dense silicification overlying argilitized, pyritic alteration. This is cut by a series of fluted phreatic breccias that provide conduits to silica-, sulphide-, gold- and silver-bearing fluids that pooled beneath the dense silicified and are haloed by advanced argillic alteration.

          The property was the subject of considerable exploration work by a previous operator from 1987 to 1992 which culminated in drilling 25 percussion holes (563.54m), 20 reverse circulation holes (3,373.46 m), and 24 diamond drill holes (3,274.50m) . A shallow-dipping zone of high-grade mineralization was discovered immediately below the barren silica cap in a number of holes.

          From February to December 2005, Fronteer completed an exploration program that involved 7385.6 m of diamond drilling in 44 holes, 30 km of line cutting, 30 line km of induced polarization geophysics, four metres of trenching, 1:2000 scale bedrock mapping and the collection and analysis of 634 soil samples, 167 grab samples and 64 channel samples. This program expanded the known high-grade zone, delineated a deeper high-grade feeder zone, identified and confirmed significant local silver mineralization, identified areas of drill-ready surface mineralization and improved on the understanding of the geology and of the geometry of mineralized zones.

          In 2006, Fronteer commenced an exploration program on the Kirazli Property which was assumed by TCAM in May 2006, upon its earn-back election. During 2006, a further 6,793 m in 38 holes were drilled along with selected rock sampling and magnetic surveying. The drilling continued to focus on infill and exploration holes around the Main resource area, as well as, new exploration drilling at the North Zone, SW Zone, and Catalkaya Tepe targets. Highlights from the 2006 drilling included several excellent intersections in the vicinity of the high grade surface outcrops in the SW Zone such as 2.86 g/t Au & 144.2 g/t Ag/21.0m in KD-48, 1.89 g/t Au/11.5m in KD-52, 1.40 g/t Au/115.5m in KD-54, and 11.02 g/t Au/15.2m in KD-57. The results from these four holes have now tied the high grade outcrop area to the main resource bock and the overall zone still remains open for expansion to the north, west and southeast.

          In addition to ongoing field work, Fronteer commissioned an independent resource estimate from Giroux Consultants Ltd. in January 2006. The new Kirazli resource outlined 5.43 million tonnes at 1.4 g Au/t and 9.7 g Ag/t classified as indicated (244,000 ounces of gold and 1,693,000 ounces of silver) and 17.8 million tonnes at 0.98 g Au/t and 6.7 g Ag/t classified as inferred (563,000 ounces of gold and 3,859,000 ounces of silver) at a 0.5 g/t gold cut-off. The resource area on Kirazli is open for expansion to the north and south and at depth.

          In October 2006, the Corporation commissioned a 43-101 compliant resource estimate for the Kirazli property that will take into account drilling results from the 2006 program. This resource estimate is expected to be completed in April or May of 2007 and will be filed on Sedar at www.Sedar.com.

          Further details regarding the Kirazli Property are available in the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Property, Canakkale Province, Republic of Turkey During the Period February to December, 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, and prepared by I. Cunningham-Dunlop and G. Giroux, available on SEDAR at www.sedar.com, and which is incorporated herein by reference.

CMB Uranium Property

          The CMB Uranium Property is the only mineral property in which Aurora currently holds an interest. The Corporation owns 47.03% of Aurora.

          The CMB Uranium Property of Aurora is located near the northeast coast of Labrador in proximity to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies approximately 180 km to the south-southwest.

          The property consists of 90,275 hectares comprising 3,611 mineral claims in 32 licenses and is 100% owned by Aurora. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

          Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, Burnt Lake, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

          As a follow-up to encouraging exploration results by predecessor companies during the period 2003-2005, a $14.5 million budget was proposed by Aurora for 2006 to further evaluate key targets within the CMB Uranium Property. This proposal included 40,000 metres of diamond drilling at the Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Melody Hill, and Inda Lake Trend (Gear, Inda, Nash) target areas, a ground gravity survey at Melody Hill, and preliminary resource, metallurgical, environmental, and engineering studies.

          An initial gravity survey was completed on the ice of Melody Lake during April 2006 and on land in August/September 2006 with the goal of identifying possible sources for the uraniferous boulder train. The survey was successful in identifying a series of discrete gravity anomalies coincident with lake bottom sediment uranium anomalies beneath Melody Lake and nearby Jamson Lake.

          Diamond drilling commenced on May 9th, 2006 and was completed on November 7th, 2006. A total of 120 drill holes totaling 46,077.74 metres were completed on the Michelin Main, Jacques Lake, White Bear, Rainbow, Gear, Inda, and Nash targets. Results have been very positive with the best results being intersected within the inferred resource block at the Michelin Uranium Deposit, and a new deposit emerging at the Jacques Lake target area with comparable grades and widths of uranium mineralization to that of Michelin.

          Ongoing metallurgical testing of ore from Michelin, Jacques Lake, and White Bear targets is being carried out at SGS Laboratories in Lakefield, Ontario. Testing to date has shown uranium recoveries at

Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests being carried out at SGS include process mineralogy, communition, physical concentration, and acid leaching.

          An updated National Instrument 43-101 compliant resource estimate for the Michelin Deposit was completed over the month of January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component. The breakdown of the resource categories is detailed in the table below. The resource estimates were calculated by Gary Giroux, P. Eng., an independent Qualified Person for purposes of National Instrument 43-101 and the details are contained in the Technical report incorporated by reference herein1.

CMB Resource Summary

	Measured			Indicated			Inferred
		%	lbs		%			%	lbs
Deposit	Tonnes	U3O8	U3O8	Tonnes	U3O8	lbs U3O8	Tonnes	U3O8	U3O8
Michelin Open
Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin
Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000

Jacques Lake
Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake
Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

* Open pit resource reported at 0.03% U308 cut-off
** Underground resource reported at a 0.05% U308 cut-off

          Based on the encouraging results to date, a further $21,250,000 budget is proposed for a two-phase program of work in 2007. The 2007 Phase I Work Program is currently being carried out in Q1-2007 and includes: the development of the previously above mentioned 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target; the ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; and the completion of a preliminary economic study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining, milling and infrastructure. The budget for the Proposed 2007 Phase I Work Program is $500,000.

          Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended for Q2/3/4-2007. This would include: a 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend to define and expand the known resource at Michelin and Jacques Lake and develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular

________________________________________________________________
1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007). The budget for the Proposed 2007 Phase II Work Program is $20,750,000.

          Further details regarding the CMB Uranium Property are available in the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” dated February 19, 2007, and prepared by Dr. D.H.C. Wilton and Gary Giroux P.Eng, available on SEDAR at www.sedar.com which is incorporated herein by reference.

          See also the press releases of the Corporation dated February 12, 2004, April 7, 2004, February 3, 2005, November 8, 2005, January 24, 2006, January 30, 2006, April 18, 2006, May 9, 2006, May 19, 2006, May 24, 2006, June 6, 2006, June 27, 2006, July 10, 2006, July 12, 2006, August 1, 2006, August 3, 2006, August 15, 2006, August 16, 2006, August 23, 2006, August 28, 2006, September 6, 2006, September 19, 2006, September 21, 2006, September 26, 2006, October 10, 2006, October 17, 2006, November 2, 2006, November 7, 2006, November 9, 2006, November 16, 2006, November 20, 2006, November 22, 2006, December 5, 2006, December 7, 2006 (two), December 19, 2006, January 9, 2007, January 10, 2007, January 11, 2007, January 16, 2007, January 17, 2007 (two), February 13, 2007, February 21, 2007, February 22, 2007, March 8, 2007, March 13, 2007 and March 15, 2007 all available on SEDAR at www.sedar.com and incorporated herein by reference.

DIVIDENDS

          There are no restrictions that could prevent the Corporation from paying dividends. However, the Corporation has not paid any dividends on its Common Shares since incorporation. At present, all available funds are invested to finance the growth of the Corporation. Any decision to pay dividends on the Common Shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

          The Corporation is authorized to issue an unlimited number of Common Shares. There are 67,082,015 Common Shares issued and outstanding as of March 19, 2007. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends on the Common Shares, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefore, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

          The Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange under the symbol “FRG”.

The Common Shares traded as follows on the TSX during the year ended December 31, 2006:

Month	Volume	High ($)	Low ($)
December 2006	4,536,683	10.76	9.16
November 2006	8,396,405	11.24	6.90
October 2006	6,814,665	7.56	5.7
September 2006	4,421,790	7.34	5.36
August 2006	6,634,012	6.87	4.74
July 2006	2,906,811	5.75	4.75
June 2006	3,822,530	5.72	4.05
May 2006	6,669,477	7.40	4.49
April 2006	9,142,799	8.23	4.75
March 2006	3,588,339	5.34	4.06
February 2006	4,273,650	5.05	3.71
January 2006	5,670,243	4.70	3.35

PRIOR SALES

The Corporation issued the following non-trading securities (stock options) during the financial year ended December 31, 2006:

Date of Grant	Number of Stock Options Issued	Exercise Price ($)	Expiry Date
February 1, 2006	50,000	4.32	February 1, 2011
March 21, 2006	100,000	4.50	March 21, 2011
May 1, 2006	50,000	7.10	May 1, 2011
May 9, 2006	815,000	6.50	May 9, 2011
June 21, 2006	35,000	4.74	June 21, 2011
August 16, 2006	25,000	5.09	August 16, 2011
December 11, 2006	150,000(1)	10.06	December 11, 2011

(1) These options remain subject to shareholder approval.

DIRECTORS AND OFFICERS

Name, Address, Position, Occupation and Security Holding

(1) The name, province or state, and country of residence, position or office held with the Corporation and principal occupation for the immediately preceding five years of each of the directors and executive officers of the Corporation are as follows:

Name and Residence	Position with Corporation	Principal Occupation for Five Preceding years	Director Since
Oliver Lennox- King, Ontario, Canada	Chairman	Chairman of Aurora (2006 to present), a mineral exploration company. Chairman and director, Southern Cross Resources Inc. (1997 to 2003), a mineral exploration company.	November 2003
Mark O’Dea British Columbia, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Aurora (2005 to present), a mineral exploration company.	May 2001
Donald McInnes, (1)(2)(3)(4) British Columbia Canada	Director	President of Western Keltic Mines Inc. (June, 1993 to June 2001 2006), a mineral exploration company. President of Blackstone Ventures Inc. (January, 1995 to present), a mineral exploration company. President of Plutonic Power Corporation (June, 1999 to present), an emerging power producer.	June 2001
George Bell, (1)(2)(3)(4) Ontario, Canada	Director	President and CEO of Unor Inc., (2004 to present), a junior uranium and diamond exploration company. Officer and Director of eSpatial Solutions Limited (1997 to 2003), a software developer of geospatial technology.	December 2003
Lyle R. Hepburn (3)(4) Ontario, Canada	Director	Partner in the Toronto law firm of Beach, Hepburn LLP (1985 – present).	April 2004
Jo Mark Zurel,(1)(2) Newfoundland and Labrador, Canada	Director	Partner, Wave Venture Partners Inc. (2006 to present), a venture capital company. Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation (1998 to 2006), a helicopter services company.	December 2006
Sean Tetzlaff British Columbia, Canada	Chief Financial, Officer and Corporate Secretary	Chief Financial Officer, Vice President, Finance and Corporate Secretary, Fronteer (2005 to present), a mineral exploration company. Chartered accountant, KPMG LLP (2001 to 2004), a chartered accountancy firm	N/A

Rick Valenta	Chief Geoscientist	Chief Geoscientist of Aurora (2005 to present) mineral exploration company. Chief Geologist, Regional Manager for Central America and Principal Geologist for the Project Generation Group of MIM Exploration(1995 to 2003), a mineral exploration company.	N/A
Christopher Lee, British Columbia, Canada	Chief Geologist	Chief Geologist of Aurora (January 2007 to present), a mineral exploration company. Principal Geologist, SRK Consulting Inc., an engineering consulting firm. (2000 to 2006).	N/A
Jim Lincoln, Montana, USA	Vice president, Operations	Vice president, operations of Fronteer Development Group Inc. (2006 to present), a mineral exploration Corporation. Vice president, corporate development of Jinshan Gold Mines Inc. (2005 to 2006), a mining Corporation. Principal of Lincoln Associates Inc. (2004 to 2005), an international mineral resource consulting Corporation. Senior vice president and Chief Operating Officer of North Star Exploration Inc. (2002 to 2004), a mineral exploration Corporation.	N/A

Notes

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the governance and nominating committee.

(4)	Member of the Special Committee.

          The term of office of each of the Corporation’s directors expires at the Corporation’s next annual general meeting at which directors are elected for the upcoming year.

Aggregate Ownership of Securities

          As at December 31, 2006, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 461,300 Common Shares constituting 0.76% of issued and outstanding Common Shares as of such date.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

          Other than as described below, to the knowledge of the Corporation, none of the Corporation’s directors or executive officers or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this AIF, or has been, within the ten years before the date of this AIF, a director or executive officer of any corporation, that while that person was acting in that capacity

(i)	was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; or

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

	(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. (TSXV: UCB). He resigned as a director of Unisphere Waste Conversion Ltd. on February 9, 2005, immediately before a subsidiary of this Corporation filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

In 2002, Jim Lincoln was employed by North Star Exploration, Inc. (“North Star”) as Senior Vice President and Chief Operating Officer. North Star was a wholly-owned subsidiary of EMEX Corporation (“EMEX”), a NASDAQ listed company. EMEX was controlled by a New York Banking Family Trust (Trust). Over a six year period from late 1996 through late 2002, EMEX invested approximately US $30 million in North Star and another EMEX subsidiary. The funds were supplied by the Trust in the form of secured loans to EMEX. In late 2002, the Trustees of the Trust decided that the investment was not going to be paid back in any reasonable time. The Trust chose to end its business endeavors by declaring Chapter 11 bankruptcy under the US bankruptcy laws. In December, 2002, EMEX Corporation filed for Chapter 11 bankruptcy in the Bankruptcy Court of Denver, Colorado. The bankruptcy proceedings were completed in the Denver Bankruptcy Court in late 2003. In November, 2002, upon learning of the intent of the parent company to file for bankruptcy, Mr. Lincoln resigned as an officer and board member from North Star Exploration Inc.

The above information as to ownership of securities of the Corporation, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest has been provided by each insider of the Corporation individually in respect of himself or herself.

CONFLICTS OF INTEREST

          Except as disclosed herein, to the knowledge of management of the Corporation, there are no existing or potential material conflicts of interest between the Corporation or any director or officer of the Corporation. Directors and officers of the Corporation may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation or any of its subsidiaries may participate, the directors of the Corporation may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Corporation’s board of directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

          Neither presently nor at any time during its most recently completed financial year has the Corporation been a party to, or any of its property been the subject of, any material legal proceedings or regulatory actions and the Corporation is not aware of any such proceedings or actions known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          No director, executive officer, principal holder of securities of the Corporation, or any associate or affiliate thereof has or has had any material interest, directly or indirectly, in any transaction involving the Corporation within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

REGISTRAR AND TRANSFER AGENT

          The registrar and transfer agent of the Corporation is Equity Transfer Services Inc. at its principal office in Toronto, Ontario, Canada.

MATERIAL CONTRACTS

          The only material contracts entered into by the Corporation or in which the Corporation holds an interest, other than in the ordinary course of business, since the date of incorporation of the Corporation or to be entered into in connection with the Offering are as follows:

1)

The Agreement dated April 27, 2004 between the Corporation and TCAM pursuant to which the Corporation was granted the option to acquire a 100% interest in the Agi Dagi Property. For further details please refer to the press release of the Corporation dated May 17, 2004, which is available on Sedar at www.Sedar.com and incorporated herein by reference.

2)

The Agreement dated May 6, 2004 between the Corporation and TCAM to acquire a 100% interest in the Kirazli Property. For further details please refer to the press release of the Corporation dated May 17, 2004, which is available on Sedar at www.Sedar.com and incorporated herein by reference.

3)

The Agreement dated October 19, 2004, between the Corporation and TCAM pursuant to which the Corporation was granted an option to acquire a 100% interest in the Biga Properties. For further details, please refer to the press release of the Corporation dated February 3, 2005, available on Sedar at www.Sedar.com and incorporated herein by reference.

4)

The Agreement dated October 26, 2005, pursuant to which the Corporation obtained the right from Minera Teck Cominco SA de CV to acquire a 100% interest in the San Pedro and Clara Projects. For further details, please refer to the press release of the Corporation dated November 8, 2005, available on Sedar at www.Sedar.com and incorporated herein by reference.

5)

The Agreement dated December 14, 2005 between the Corporation and Rimfire Minerals Inc. and Newmont Exploration of Canada Limited and NVI Mining Ltd. Pursuant to which the Corporation and Rimfire were granted the option to acquire a 100% interest in 700 mineral claims and a proprietary Geoscience Dataset covering a large region of the northern Yukon known as the "Wernecke Breccias". For further details, please refer to the press release of the Corporation dated January 24, 2006, available on sedar at www.Sedar.com and incorporated herein by reference.

6)

Subscription agreement dated November 14, 2006 between the Corporation and Latin American whereby the Corporation agreed to subscribe for 5,310,000 units of Latin American at a price of $0.25 per unit. Each unit consists of one LA Share and one half LA Warrant. Each whole LA Warrant entitles the Corporation to acquire one additional LA Share at a price of $0.35 per LA share for a period of one year.

7)

Survival Agreement dated February 28, 2006 between the Corporation, Altius and Aurora, whereby the Corporation and Altius agreed to offer to Aurora any lands acquired within an area of interest in the Central Mineral Belt, Labrador, or within the currently exempt mineral lands in Labrador. This agreement also terminated the former alliance between the Corporation and Altius upon the initial public offering of Aurora.

8)

Underwriting agreement dated May 16, 2006, between the Corporation, National Bank Financial Inc., Sprott Securities Limited, Canaccord Capital Corporation and Pacific International Securities Inc. in connection with the Short Form Offering.

INTERESTS OF EXPERTS

Name of Experts

          PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, provide auditors’ reports with respect to the audited financial statements of the Corporation.

          The individuals named below have each prepared technical reports for the Corporation with respect to the Corporation’s properties interests:

(a)

Gary Giroux P. Eng., co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Agi Dagi gold property, Canakkale province, Turkey from April 2004 to December 2005, dated March 15, 2006 as amended May 25, 2006 and as further amended May 25, 2006 and co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Kirazli gold property, Canakkale province, Republic of Turkey during the period February to December 2005” dated March 10, 2006, as amended May 25, 2006 and as further amended May 25, 2006 and co-author of the technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the Period January 2006 to January 2007” dated February 19, 2007 and amended March 1, 2007.

(b)

Ian Cunningham-Dunlop, co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Agi Dagi gold property, Canakkale province, Republic of Turkey from April 2004 to December 2005”, dated March 15, 2006 as amended May 25, 2006 and as further amended May 25, 2006 and co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Kirazli gold property, Canakkale province, Republic of Turkey during the period February to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006.

(c)

Dr. D.H.C. Wilton, co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the Period January 2006 to January 2007” dated February 19, 2007 and amended March 1, 2007.

Interests of Experts

          Ian Cunningham-Dunlop is an employee of the Corporation and has been granted 350,000 stock options respectively by the Corporation to date of which, 150,000 held by Ian Cunningham Dunlop on March 15, 2006 and 180,000 held by Ian Cunningham Dunlop on September 1, 2006, being the first dates of the technical reports co-authored by Mr. Cunningham-Dunlop.

          As of the date of this AIF, PricewaterhouseCoopers LLP have reported that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

          None of the other experts named under “Names of Experts,” above, either as of the date when they prepared the statement or report, or anytime thereafter to the date hereof had or received any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation (based on information provided to the Corporation by the experts).

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

          The Corporation’s audit committee has a charter (the “Audit Committee Charter”) in the form attached to this AIF as Schedule “A.”

Composition of The Audit Committee

The following are the members of the Corporation’s audit committee:

Jo Mark Zurel (Chairman)	Independent (1)	Financially literate (1)
George Bell	Independent (1)	Financially literate (1)
Donald McInnes	Independent (1)	Financially literate (1)

(1)      As defined by Multilateral Instrument 52-110.

RELEVANT EDUCATION AND EXPERIENCE

          The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Jo Mark Zurel

          Mr. Zurel holds a Bachelor of Commerce degree from Dalhousie University and is a Chartered Accountant. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel is currently a partner at Wave Venture Partners Inc., a company focused on providing venture capital to start-up companies. As a result of this past experience, Mr. Zurel has extensive experience preparing and evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

George Bell

          Mr. Bell has a Bachelor of Science in Business Administration from the University of North Dakota. He has over 39 years of experience working in various roles within the mineral resource and forestry industries. Mr. Bell is currently President and Chief Executive Officer of Unor Inc. (2004 to present) a publicly traded mineral exploration company. From 1997 to 2003, Mr. Bell was an Officer and Director of eSpatial Solutions Limited, a Dublin based software developer. As a result of this past experience, Mr. Bell has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

Donald McInnes

          Mr. McInnes is past President and a director of Western Keltic Mines Inc. (1993 to 2006) and currently President and director of Blackstone Ventures Inc. (1995 to present), both publicly traded mineral exploration companies. He is also President and Director of Plutonic Power Corporation (1999 to present), a publicly traded emerging power producer. As a result of this past experience, Mr. McInnes has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

Audit Committee Oversight

          At no time since the commencement of the year ended December 31, 2006, was a recommendation of the audit committee to nominate or compensate an Independent Registered Chartered Accountant not adopted by the board of directors of the Corporation.

Pre-Approval Policies And Procedure

          The Audit Committee has adopted specific policies and procedures for the engagement of non-

audit services as set out in the Audit Committee Charter attached as Schedule “A” hereto.

Independent Registered Chartered Accountants Services Fees (By Category)

          The aggregate fees billed by the Corporation’s Independent Registered Chartered Accountants in the years ended December 31, 2006 and 2005 are as follows:

	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
2006	$68,387	$Nil	$29,955	$21,696	$120,038
2005	$26,420	$Nil	$41,187	$3,000	$70,607

The nature of each category of fees is as follows:

Audit Fees:

          Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements, reviews of the Corporation’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, including the Corporation’s Short Form Offering in June 2006.

Audit-Related Fees:

          Audit-related fees are defined as fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

          Tax fees were paid for tax compliance, tax advice and tax planning professional services.

All Other Fees:

          Other fees were paid for accounting, advisory and consulting services.

ADDITIONAL INFORMATION

          Additional information relating to the Corporation is available under the Corporation’s profile at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation’s information circular for its most recent annual general meeting of security holders involving the election of directors. Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year.

SCHEDULE “A”

FRONTEER DEVELOPMENT GROUP INC.

Charter of the Audit Committee of the Board of Directors

I      PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Fronteer Development Group Inc. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

  conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;
  assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
  ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;
  review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results and report thereon to the Board for approval of same;
  review the Annual Report on Form 20-F or the Annual Information Form and Form 40-F, if applicable, and report to the Board for approval of the same;
  select and monitor the independence and performance of the Corporation’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;
  establish procedures for the receipt of complaints and submissions relating to accounting matters;
  except as set forth below, pre-approve all audit and non-audit services provided by the Corporation’s external auditors; and
  provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II      AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee;

(c)	communicate directly with the internal and external auditors.

III	COMPOSITION AND MEETINGS

1.

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the Toronto Stock Exchange, the Business Corporations Act (Ontario), the United States Securities and Exchange Commission (the “SEC”), the American Stock Exchange (the “AMEX”) and all applicable securities regulatory authorities.

2.

The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.

Each member of the Committee shall be “independent” (as such term is defined in Multilateral Instrument 52-110, Section[s 121 and] 803 of the AMEX Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and shall be “financially literate” (as each such term is defined in Multilateral Instrument 52- 110). Also, at least one member of the Committee shall meet the requirements of an “audit committee financial expert” (as such term is defined in Form 20-F or Form 40-F, as applicable).]

4.

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.

If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.

The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

IV	RESPONSIBILITIES

A	Financial Accounting and Reporting Process and Internal Controls

1.

The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“Canadian GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.

The Committee shall review the Annual Report on Form 20-F to satisfy itself that it is presented in accordance with applicable U.S. federal securities laws and regulations and report thereon to the Board and recommend to the Board whether or not same should be approved prior to being filed with the appropriate regulatory authorities.

3.	The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

4.	The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the

Corporation’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

5.

The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

6.

The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

7.

The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

8.	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

9.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

10.	The Committee shall establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

B	Independent Auditors

1.

The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.

The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.

Except as set forth below, the Committee shall pre-approve all audit and non-audit services not prohibited by Canadian and United States securities laws and regulations to be provided by the external auditors.

4.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.	Prior to the audit, the Committee shall review the external auditors’ audit plan, including the scope, procedures, timing and staffing of the audit.

6.	The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.

The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Corporation and the external auditors.

8.	The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.	The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

10.

The Committee shall ensure its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Corporation consistent with United States Independence Standards Board Standard 1.

C	Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

FRONTEER DEVELOPMENT GROUP INC.

Procedures for Receipt of Complaints and Submissions
Relating to Accounting Matters

1.

The Corporation shall inform employees via e-mail that is disseminated to all employees at least annually, of the individual (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.

The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.

The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

FRONTEER DEVELOPMENT GROUP INC.

Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

	(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

	(b)	financial information systems design and implementation;

	(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

	(d)	actuarial services;

	(e)	internal audit outsourcing services;

	(f)	management functions;

	(g)	human resources;

	(h)	broker or dealer, investment adviser or investment banking services;

	(i)	legal services;

	(j)	expert services unrelated to the audit; and

	(k)	any other service that the Canadian Public Accountability Board, the United States Public Company Oversight Board or any other applicable regulatory authority determines is impermissible.

2.

In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services in accordance with the requirements set forth under the “de minimis exception” provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. All other non-audit services shall be approved or disapproved by the Committee as a whole as set forth herein.

3.

The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

This Audit Committee Charter was adopted by the Board on the 24th day of March, 2005.

By order of the Board of Directors

FRONTEER DEVELOPMENT GROUP INC.

Signed /s/ Oliver Lennox King

Chairman